May 2008 Pricing Sheet dated May 22, 2008 relating to Preliminary Terms No. 631 dated April 23, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Commodity-Linked Capital Protected Notes due May 31, 2011
Based on the Performance of a Diversified Commodity Basket
PRICING TERMS – MAY 22, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$20,260,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	May 22, 2008
Original issue date:	May 30, 2008 (5 business days after the pricing date)
Maturity date:	May 31, 2011
Principal protection:	100%
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	Energy Exposure (30%)
	Coal – API (“coal”)	API21MON	10%	$158.13
	Natural Gas (“natural gas”)	NG1	10%	$11.697
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	10%	$130.81

	Agriculture Exposure (30%)
	Corn – CBOT (“corn”)	C 1	10%	595.75¢
	Soybeans – CBOT (“soybeans”)	S 1	10%	1,324.75¢
	Soybean Meal – CBOT (“soymeal”)	SM1	10%	$328.00

	Base Metals Exposure (30%)
	High Grade Primary Aluminum (“aluminum”)	LOAHDY	10%	$2,992.00
	Copper – Grade A (“copper”)	LOCADY	10%	$8,420.00
	Nickel – (“nickel”)	LONIDY	10%	$24,455.00

	Precious Metals Exposure (10%)
	S&P GSCI™ Precious Metals Index – Excess Return (the “precious metals index”)	SPGCPMP	10%	142.8382

*Bloomberg ticker symbols are being provided for reference purposes only. The initial commodity prices have been, and the final average commodity prices will be, determined based on the prices published by the index publisher, the relevant exchange or the commodity publisher, as applicable.

Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x basket performance x participation rate; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	100%
Basket performance:	Sum of the commodity performance values of each of the basket commodities
CUSIP:	6174465Y1
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Terms continued:	Please see page two of this pricing sheet for further pricing terms of the notes.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	2.0%	98.0%
Total	$20,260,000	$405,200	$19,854,800
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $992.50 per note.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 631 dated April 23, 2008
Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

PRICING TERMS – MAY 22, 2008 (Continued from the previous page)
Commodity performance value:	With respect to each basket commodity: [(final average commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:	For any trading day or index business day, as applicable:

coal: the published price per ton (stated in U.S. dollars)
natural gas: the official settlement price per million British Thermal Units (stated in U.S. dollars)
WTI crude oil: the official settlement price per barrel (stated in U.S. dollars)
corn and soybeans: the official settlement price per bushel (stated in U.S. cents)
soymeal: the official settlement price per bushel (stated in U.S. dollars)
aluminum, copper and nickel: the official cash offer price per ton (stated in U.S. dollars)
precious metals index: the official settlement price of the precious metals index

For full descriptions, please see “Fact Sheet––Key Terms––Commodity price” on page 7 of the accompanying preliminary terms.
Initial commodity price:
The commodity price for the applicable basket commodity on the pricing date, subject to adjustment for each basket commodity individually in the event of a market disruption event.  See “Basket––Initial commodity price” above.

If any initial commodity price as finally determined by the relevant exchange, the commodity publisher or the index publisher or its successor differs from any initial commodity price specified in this pricing sheet, we will include the definitive initial commodity price in an amended pricing sheet.
Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date.
Determination dates:
In respect of each basket commodity, each trading day or index business day, as applicable, for such basket commodity during the period from and including May 2, 2011 to and including May 20, 2011 on which there is no market disruption event with respect to such basket commodity.